UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Thermo Fibergen Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                  88355U-10-9
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
              (617) 622-1000                   Waltham, MA  02254-9046
            -----------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   March 3, 1997
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]


         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    0
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        0
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
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





        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Fibertek Inc.
                IRS No. 52-1762325

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]


         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF       10,375,850

      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER
                    10,375,850
        EACH
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,375,850

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                      [   ]

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                70.5%


        14      TYPE OF REPORTING PERSON *

                CO
PAGE

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Fibergen Inc. (the "Issuer"). The Issuer's principal executive offices are located at 8 Alfred Circle, Bedford, Massachusetts 01730.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermo Fibertek Inc. ("Fibertek" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons have previously reported information relating to the Shares on
   Schedule 13G. Starting with this Amendment, the Reporting Persons are reporting their ownership information with respect to the Issuer on
   Schedule 13D.

        The principal business address and principal office address of each of Thermo Electron and Fibertek is 81 Wyman Street, Waltham, Massachusetts 02254-9046. The Reporting Persons are both Delaware corporations.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Fibertek develops, manufactures, and markets a range of equipment and products for the domestic and international papermaking and paper recycling industries, including de-inking systems, stock-preparation equipment, water-management systems, and accessories.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her
   (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Fibertek by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial
PAGE
   or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended approximately $3,256,300 in purchasing Shares of the Issuer on the open market since the date of the Issuer's initial public offering in September, 1996.

   Item 4.  Purpose of Transaction

        Fibertek may make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons consist of 10,375,850 Shares, or approximately 70.5% of the outstanding Shares, owned by Fibertek. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 196,990 Shares, or approximately 1.3% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 166,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below.

   Name                                 Number of Shares(1)
   ----                                 -------------------
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





   Jan-Eric Bergstedt                     20,250
   Peter O. Crisp                         22,740

   George N. Hatsopoulos                  20,000
   John N. Hatsopoulos                    20,000

   Edwin D. Healy                         10,000
   Frank Jungers                           1,500
   Paul F. Kelleher                        5,000

   Bruno Lamort de Gail                   10,000
   Donald E. Noble                         3,000
   Thomas M. O'Brien                      10,000

   Hutham S. Olayan                        1,000
   Peter G. Pantazelos                     2,000
   William A. Rainville                   41,500

   Edward J. Sindoni                      10,000
   Arvin H. Smith                         10,000
   John W. Wood, Jr.                      10,000

   All directors and current executive   196,990
   officers as a group (22 persons)

   ________

   (1) Shares reported as beneficially owned by Mr. Bergstedt, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Healy, Mr. Kelleher, Mr. Lamort de Gail, Mr. O'Brien, Mr. Pantazelos, Mr. Rainville, Mr. Sindoni, Mr. Smith, Mr. Wood and all directors and executive officers as a group include 19,500, 20,000, 20,000, 10,000, 5,000, 10,000, 10,000, 2,000, 40,000,
   10,000, 10,000, 10,000 and 166,500 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

   While certain directors and executive officers of the Reporting Persons are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns. Thermo Electron owns more than 50% of the outstanding common stock of Fibertek and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Fibertek. However, Thermo Electron disclaims the existence of a group between itself and Fibertek for purposes of this Schedule 13D. Mr. Crisp, Mr. Jungers, Mr. Noble, Ms. Olayan, Mr. Rainville and all directors and current executive officers as a group beneficially owned 13,370, 1,500, 3,000, 1,000, 1,500 and 20,370 redemption rights, respectively, issued by the Issuer. Each of these rights, issued in a public offering in September, 1996, permits the holder to sell one Share back to the Issuer at certain points in the future at a price of $12.25 per Share. Shares beneficially owned by Mr. Bergstedt include 750 redemption rights owned by his spouse.
PAGE

        (c) During the past 60 days, the Reporting Persons have effected the following transaction with respect to the Shares:

      Purchaser      Date    Amount  Price Per Share      Transfer Type
   Thermo Fibertek 7/18/97 151,950   $9.63           Purchase from Thermo
                                                     Electron


   To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares in the past 60 days.

        (c)  Not applicable.

        (d)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Fibertek has granted 170,500 options to acquire Shares of the Issuer pursuant to its director and employee stock option plans. Thermo Electron has granted 104,200 options to acquire Shares of the Issuer pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 81,500 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. William A. Rainville has the right to acquire 40,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Equity Incentive Plan of the Issuer (filed as Exhibit 10.11 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

        (ii) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10.12 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

        (iii)     Directors Stock Option Plan of the Issuer (filed as Exhibit
   10.13 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

        (iv) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form
PAGE

   10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (v) Thermo Electron Corporation-Thermo Fibergen Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.19 to Trex Medical Corporation's Annual Report on Form 10-K for the fiscal year ended September 28, 1996 [File No. 1-11827] and incorporated herein by reference).

        (vi)      Directors Stock Option Plan of Fibertek (filed as Exhibit
   10.23 to Fibertek' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-11406] and incorporated herein by reference).

        (vii) Thermo Fibertek-Thermo Fibergen Nonqualified Stock Option Plan (filed as Exhibit 10.25 to Fibertek's Annual Report on Form 10-K for the fiscal year ended December 28, 1996.
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: _________, 1997                   THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: _________, 1997                   THERMO FIBERTEK INC.

                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermo Fibertek Inc. ("Fibertek"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of each of Thermo Electron and Fibertek is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.
PAGE

   Donald E. Noble:                             Director, Thermo Electron
   ----------------
                                                Chairman of the Board and
                                                Director, Fibertek

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is 5555 Gulf of Mexico Drive, Longboat Key, Florida 34228.

   Walter J. Bornhorst:                         Director, Fibertek
   --------------------

        Mr. Bornhorst is the Chairman of Z Corporation, a developer of rapid prototyping equipment. His business address is Z Corporation, 35 Medford Street, Suite 213, Somerville, Massachusetts 02143.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron
                                                Director, Fibertek

   John N. Hatsopoulos:                         President and Chief
   --------------------
                                                Financial Officer,
                                                Thermo Electron
                                                Director, Vice President and
                                                Chief Financial Officer,
                                                Fibertek

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Corporate Development,
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron
                                                President, Chief Executive
                                                Officer and Director, Fibertek
PAGE

   John W. Wood Jr.:                            Senior Vice President,
   -----------------
                                                Thermo Electron
                                                Director, President and Chief
                                                Executive Officer, Fibertek

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                & Administration and Chief
                                                Accounting Officer,
                                                Thermo Electron
                                                Chief Accounting Officer,
                                                Fibertek

   Jan-Eric Bergstedt:                          Vice President, Fibertek
   -------------------

   Edwin D. Healy:                              Vice President, Fibertek
   ---------------

   Bruno Lamort de Gail:                        Vice President, Fibertek
   ---------------------

   Thomas M. O'Brien:                           Vice President, Finance,
   ------------------
                                                Fibertek

   Edward J. Sindoni:                           Vice President, Fibertek
   ------------------










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